UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-122090

DISCOVERY BANCORP
(Exact name of registrant as specified in its charter)

California	20-1814766
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

338 Via Vera Cruz, San Marcos, California	92078
(Address of principal executive offices)	(Zip Code)

(760) 736-8900
(Issuer’s telephone number)

Common Stock
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	204

Pursuant to the requirements of the Securities Exchange Act of 1934 Discovery Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2007	By:	/s/ Martin McNabb
Martin McNabb, Chief Financial Officer